UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Investment Advisor to:
www.longleafpartners.com

Profile

Year Founded	1975
Ownership Structure	Independent; 100% employee owned
Headquarters	Memphis, Tennessee
Research Offices	London & Tokyo
Investment Approach	Value oriented; long time horizon
Portfolio Management	Unanimous decisions; team approach
Target Return	Inflation + 10%

Assets Under Management (9/30/06)	$36.5 billion
US large cap separate accounts	$12.2 billion (closed)
International separate accounts	$1.4 billion
Global separate accounts	$6.7 billion
Longleaf Partners Fund	$9.9 billion (closed)
Longleaf Partners International Fund	$3.1 billion
Longleaf Partners Small-Cap Fund	$3.2 billion (closed)
Partnership Approach
Southeastern employees and their families are the largest direct shareholder group of the Longleaf Partners Funds. Southeastern aligns employee’s and clients’interests by requiring all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance). The Longleaf Funds are also the exclusive equity vehicle for Southeastern’s retirement plan.

Research Team

O. Mason Hawkins, CFA	Chairman and CEO	Southeastern since 1975
G. Staley Cates, CFA	President	1986
Frank N. Stanley, CFA	Vice-President	1985
C.T. Fitzpatrick, III, CFA	Vice-President	1990
James E. Thompson, CFA	Vice-President	1996
Jason E. Dunn, CFA	Vice-President	1997
E. Andrew McDermott	Vice-President	1998
Ross Glotzbach	Analyst	2004
Lowry H. Howell, CFA	Analyst	2006
Ken Ichikawa Siazon	Analyst	2006
Scott Cobb	Analyst	2006
6410 Poplar Avenue • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Investment = Safety of Principal + Adequate Return
Assumption:
If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value.*

*	there is no guarantee actual investments will perform as shown
Competitive Advantages
1.	Valuation: We know how to appraise companies. Our valuations anchor our investment process.

2.	Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal.

3.	Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a larger number of inferior businesses at higher prices.

4.	Client-Partnership: We align our interests with our clients’ by investing our capital alongside theirs.

5.	Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds.

6.	Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners.

7.	Continuity: The team approach to portfolio decisions and the tenure of the team’s members ensure the continuity of the investment disciplines employed for over three decades.

8.	Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns.

Investment Philosophy
Superior long-term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
     Buying stocks at substantial discounts to their corporate worth:
•	Protects capital from significant loss over the long-term

•	Allows for large reward when the value is recognized
     We are business analysts. Our process is bottom-up.
Security Selection Criteria
•	Understandable

•	Financially sound

•	Competitive advantages

•	Generates free cash flow which will grow

•	Pricing power
•	Honorable and trustworthy

•	Capable operators

•	Capable capital allocators

•	Shareholder-oriented

•	Proper incentives
60% or less of intrinsic value where appraisal is determined by:
•	Present value of future free cash flows

•	Current liquidation value

•	Comparable business sales
Sell Criteria
1.	Price reaches appraisal and no margin of safety remains.

2.	The portfolio’s risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value.

3.	Future earnings power becomes severely impaired by threats to the business.

4.	Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly.

Partial Client List

Corporate Retirement Plans
American Airlines	National Grid USA
BellSouth	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DTE Energy	Pactiv
EDS	Parker Hannifin
General Mills	Reuters
Kellogg Company	Rollins
Leggett & Platt	Smurfit-Stone
Lloyd’s Register	Stagecoach
Lloyds TSB	Syngenta
Lonza America	Tesco

Academic Institutions
Allegheny College	St. Andrew’s School
Beloit College	Syracuse University
Bowdoin College	Temple University
Claremont McKenna College	University of Colorado
Colgate University	University of Florida
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College

Foundations and Nonprofit Institutions
American Legacy Foundation	Gordon and Betty Moore Foundation
American Museum of Natural History	Kauffman Foundation
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Community Foundation for the	The Nature Conservancy
National Capital Region	The New York Public Library
Dana-Farber Cancer Institute	Yawkey Foundation
German Marshall Fund
Clients on the list consist of separate institutional equity accounts representative of each category as of 09/30/06. They are not selected because of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides. For investors in Longleaf, this material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf’s website (www. longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/06
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	93%
Corporate Bonds	4%
Cash & Other	3%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/06

	One Year	Five Years	Ten Years
Longleaf Partners Fund	13.8%	12.3%	12.7%
Inflation + 10%	12.1%	12.6%	12.6%
S&P 500 Index	10.8%	7.0%	8.6%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87; closed to new investors
Net Assets:	$9,941 million
YTD Expense Ratio:	0.90%; No loads, 12b-1, exit or performance fees
Turnover through 6/30:	13%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$34.94
TOP TEN HOLDINGS — 22 Total Holdings in Fund

Dell	information technology supplier	9.4%
Level 3 Communications	telecom/info service provider
Equities		4.4%
Convertible bonds		4.0%
DIRECTV	satellite broadcaster	5.5%
Comcast	broadband cable operator	5.2%
NipponKoa Insurance	Japanese non-life insurance	5.1%
Aon	insurance brokerage & consulting	5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.9%
Walt Disney	entertainment and broadcasting	4.8%
Philips Electronics	electronics, medical, and lighting	4.8%
General Motors	finance, truck & auto businesses	4.8%

	Total	57.9%
PERFORMANCE — Yearly Returns

1988	35.2%
1989	23.3%
1990	(16.4%)
1991	39.2%
1992	20.5%
1993	22.2%
1994	9.0%
1995	27.5%
1996	21.0%
1997	28.3%
1998	14.3%
1999	2.2%
2000	20.6%
2001	10.3%
2002	(8.3%)
2003	34.8%
2004	7.1%
2005	3.6%
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2006

Longleaf Partners Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 31 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc., a Memphis based firm. Founded in 1975, the firm has 46 employees and manages over $36 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/06
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO CONSTRUCTION

Equities	93%
Cash & Other	7%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/06

	One Year	Five Years	Since IPO
Longleaf Partners International Fund	11.8%	10.6%	14.9%
Inflation + 10%	12.1%	12.6%	12.7%
MS EAFE Index	19.2%	14.3%	6.9%[1]

[1]	In 1998, the EAFE was available at month-end only: therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering.
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$3,108 million
YTD Expense Ratio:	1.61%; No loads, 12b-1, exit or performance fees
Turnover through 6/30:	8%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$18.85
TOP TEN HOLDINGS — 20 Total Holdings in Fund

Dell	Global information technology supplier	8.4%
NipponKoa Insurance	Japanese non-life insurance	7.3%
Olympus	Global imaging company	6.1%
Renault	French auto & truck manufacturer	5.9%
Nestle	Global food & beverage company	5.3%
Philips Electronics	Global electronics manufacturer	5.1%
Cemex	Global cement company	5.0%
Vivendi	French telecom & entertainment	4.9%
Millea	Japanese non-life insurance	4.9%
News Corp	Global media company	4.8%

	Total	57.7%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	25.7%	23.8%
US	23.9%	22.1%
France	11.7%	10.8%
UK	9.6%	8.9%
Switzerland	5.7%	5.3%
Netherlands	5.5%	5.1%
Mexico	5.4%	5.0%
Canada	5.3%	4.9%
Hong Kong	5.1%	4.7%
Bermuda	2.1%	2.0%

Total	100%	92.6%
Cash/Other	NA	7.4%
PERFORMANCE — Yearly Returns

1998*	9.0%
1999	24.4%
2000	25.9%
2001	10.5%
2002	(16.5%)
2003	41.5%
2004	10.2%
2005	12.9%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2006
Longleaf Partners International Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 31 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc., a Memphis based firm. Founded in 1975, the firm has 46 employees and manages over $36 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 9/30/06
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	91%
Corporate Bonds	4%
Cash & Other	5%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 9/30/06

	One Year	Five Years	Ten Years
Longleaf Partners Small-Cap Fund	16.8%	15.9%	14.4%
Inflation + 10%	12.1%	12.6%	12.6%
Russell 2000 Index	9.9%	13.8%	9.1%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors

Net Assets:	$3,209 million

YTD Expense Ratio:	0.92%; No loads, 12b-1, exit or performance fees

Turnover as of 6/30:	10%

Investment Suitability:	Appropriate for investors with a time horizon over 5 years.

Symbol & Cusip:	LLSCX; 54306920-7

Net Asset Value:	$30.25
TOP TEN HOLDINGS — 24 Total Holdings in Fund

Level 3 Communications	telecom/info service provider
Corporate bonds		4.4%
Equities		8.0%
Wendy’s	restaurant franchisor/owner	7.7%
Olympus	imaging company	5.7%
Discovery Holding Co.	entertainment company	5.4%
Texas Industries	construction materials provider	5.3%
Service Corp. International	funeral home/cemetery operator	5.0%
Pioneer Natural Resources	oil & gas exploration & production	4.7%
Hilb Rogal & Hobbs	insurance broker	4.7%
Jacuzzi Brands	bath/plumbing products producer	4.6%
Everest Re	reinsurance	4.3%

	Total	59.8%
PERFORMANCE — Yearly Returns

1989*1	21.5%
1990*	(30.1%)
1991*	26.3%
1992	6.9%
1993	19.8%
1994	3.6%
1995	18.6%
1996	30.6%
1997	29.0%
1998	12.7%
1999	4.1%
2000	12.8%
2001	5.5%
2002	(3.7)%
2003	43.9%
2004	14.8%
2005	10.8%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

September 30, 2006
Longleaf Partners Small-Cap Fund
closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 31 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc., a Memphis based firm. Founded in 1975, the firm has 46 employees and manages over $36 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds ®
(800) 445-9469
www.longleafpartners.com

LONGLEAF PARTNERS FUNDS  ®
QUARTERLY REPORT
at September 30, 2006
PARTNERS FUND
INTERNATIONAL FUND
SMALL-CAP FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.tm
Memphis, TN

Cautionary Statement
One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.
You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).
The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.
When all of the above information is considered, the P/V ratio is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.
© 2006 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks and LONGLEAF is a trademark of Longleaf Partners Funds Trust.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
TO OUR SHAREHOLDERS:
All three Longleaf Funds met our absolute return goal during the third quarter, appreciating between 3.5% and 8.4%. The Partners and Small-Cap Funds are ahead of both inflation plus 10% and their benchmark indices for the year-to-date. Recent and longer term results appear below:

	10 Year		5 Year	Year-to-Date	3rd Quarter

Partners Fund	12.7%		12.3%	12.8%	3.5%
S&P 500 Index	8.6		7.0	8.5	5.7

International Fund	14.9	*	10.6	8.6	4.7
EAFE Index	6.9	*	14.3	14.5	3.9

Small-Cap Fund	14.4		15.9	12.0	8.4
Russell 2000 Index	9.1		13.8	8.7	0.4

Inflation plus 10%	12.6		12.6	10.0	2.7

*Return since inception 10/26/98. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at 10/31/98 was used to calculate performance since inception. Inflation Plus 10% for the period since inception was 12.7%. Additional performance information for each Fund can be found on pages 6, 14 and 22.
As we reflect on the quarter, the amount of activity in all three portfolios was larger and more exciting than usual. Several companies owned by the Funds sold at significant discounts to their appraised values, and we added to the Funds’ stakes in many of those names. In addition, each Fund acquired at least one new holding during the quarter as additional companies met our qualitative and quantitative criteria. Because the Funds had relatively little cash, we liquidated or scaled back holdings with higher price-to-value ratios (P/V) to make way for those with lower P/Vs. This positioning of the portfolios lowered the downside risk in each Fund and increased the return opportunity. The transactions also helped the Funds’ overall P/V ratios remain stable over the last three months even as the Funds delivered strong performance.
The portfolio improvement was possible also because of the support of Longleaf’s long-term shareholders. Many investment partners added to their stakes in the Funds during the quarter, supplementing our efforts to capture investment opportunity.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
Our satisfaction with the portfolio changes extends beyond P/ V ratios. The transactions that we made increased the Funds’ exposure to management teams in whom we have a high degree of confidence. Stock buybacks are escalating across U.S. markets. The breadth and magnitude of share repurchases among holdings of all three Longleaf portfolios are noteworthy. These repurchases, occurring at large discounts to intrinsic values, are accelerating the already meaningful value growth that the businesses we own are experiencing from ongoing operations.
We found additional names of interest, and the on-deck list of companies that are close to meeting our criteria grew during the quarter. Market volatility early in the quarter helped our search. More recently, however, the rebound in many markets has made execution more challenging. With P/ Vs still attractive, cash levels low, management teams focused on building value, businesses that are competitively entrenched, and an expanding on-deck list, we remain quite optimistic about the foundation in place for the next five-plus years of compounding in each of the Longleaf Funds.
Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

Intentionally Left Blank

(LOGO)

Partners Fund - MANAGEMENT DISCUSSION
Longleaf Partners Fund gained 3.5% in the third quarter, bringing the 2006 year-to-date return to 12.8%. The first nine months’ 8.5% return of the S&P 500 Index fell well behind the Partners Fund, although the Index had a steeper rise of 5.7% in the quarter. More importantly, the Fund’s results for the third quarter and year-to-date have exceeded our absolute annual goal of inflation plus 10%.
The Fund’s strongest performers for the year continued to do well in the third quarter. The combined bond and equity position in Level 3 has made the biggest impact on returns in 2006; the stock was up over 20% in the quarter. Operating cash flow has grown as pricing declines have slowed. The company’s acquisitions have enabled Level 3 to broaden its offerings from wholesale fiber backbone access to direct customer connectivity in many metro areas. Our appraisal has grown, and we believe that given the business’ operating leverage, the pace of value growth will be substantial. As the low-cost producer, Level 3 is also well positioned to make value-additive acquisitions in an industry that needs further consolidation.
General Motors rose at a double-digit rate over the last three months, gaining 71% since the year began. The stock remains significantly undervalued, and this year the company’s cost structure has meaningfully improved.
Comcast gained over 12% in the quarter and has risen 43% this year. Slowing capital expenditures as well as growth in ARPU (average revenue per user) driven by increasing sales of digital services, broadband connections and VOIP (Voice over Internet Protocol) have helped highlight the strength of Comcast’s business. Recent comparable sales of other cable assets confirm our appraisal. On the satellite side of content distribution, DIRECTV gained almost 20% over the last three months and remained among the largest contributors to 2006 performance. Chase Carey’s outstanding execution in both operations and capital allocation helped drive returns.
Most of the Fund’s holdings showed gains in the quarter. The biggest drag on performance was Pioneer Natural Resources. Oil price declines have not impacted our appraisal of the company’s oil and gas assets because the appraisal is not predicated on high near-term prices.
The most challenging name in the portfolio in 2006 has been Dell, which declined 7% in the quarter and is down 24% for the year. The company’s fundamentals as described in the Longleaf Semi-Annual Report remain intact. In addition, Dell’s customer service efforts have begun to show results. We believe that our overweight position will be extremely rewarding over the long run. The

Partners Fund - MANAGEMENT DISCUSSION
short-term negative sentiment on Dell, which worsened dramatically over the summer, is typical for a new Longleaf holding. If anything, this sentiment helps explain why “Mr. Market” has thrown Dell into the bargain bin.
During the quarter we sold the Fund’s stake in Anheuser-Busch in order to help fund purchases of several extremely discounted existing holdings as well as two new names. The portfolio contains a collection of businesses that we feel are as high in quality as we have owned. In addition, the level of share repurchases by our management partners is helping accelerate value growth. The Fund’s P/ V is attractive in the mid-60%s. No holding sells within 15% of its appraised value. We view this as an opportune time to increase one’s stake in the Fund.

Partners Fund - PERFORMANCE HISTORY
AND PORTFOLIO CHANGES
AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2006

	Partners	Inflation	S&P 500
	Fund	Plus 10%	Index

Year-to-Date	12.82%	10.03%	8.53%
One Year	13.78	12.06	10.79
Five Years	12.26	12.62	6.97
Ten Years	12.65	12.55	8.58
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted CPI-U is used for periods less than a full year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.
PORTFOLIO CHANGES
January 1, 2006 through September 30, 2006

New Holdings	Eliminations

Chesapeake Energy Corporation
  eBay, Inc.
* Embarq Corporation (Sprint Nextel   Corporation)
* Liberty Media Holding Corporation   - Capital Series A (Liberty Media   Corporation - Class A)
* Liberty Media Holding Corporation   - Interactive Series A (Liberty   Media Corporation - Class A)
* The McClatchy Company - Class A   (Knight- Ridder, Inc.)
  Symantec Corporation
Anheuser-Busch Companies, Inc.
  Embarq Corporation
* Knight-Ridder, Inc. (The   McClatchy Company - Class A)
* Liberty Media Corporation -   Class A (Liberty Media Holding   Corporation - Capital Series A   and Liberty Media Holding   Corporation - Interactive
  Series A)
  The McClatchy Company - Class A
  Nestle S.A.
  Vivendi Universal, S.A. ADR
Waste Management, Inc.

*	Change due to corporate action (name of related holding)

Partners Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at September 30, 2006

		Net
		Assets

Common Stock		92.9%
Dell Inc.	9.4
The DIRECTV Group, Inc.	5.5
Comcast Corporation	5.2
The NipponKoa Insurance Company, Ltd.	5.1
Aon Corporation	5.0
Yum! Brands, Inc.	4.9
The Walt Disney Corporation	4.8
Koninklijke Philips Electronics N.V.	4.8
General Motors Corporation	4.8
Cemex S.A.B. de C.V.	4.7
Liberty Media Holding Corporation - Interactive	4.6
Sprint Nextel Corporation	4.6
Vivendi Universal, S.A.	4.5
FedEx Corporation	4.4
Level 3 Communications, Inc.	4.4
Chesapeake Energy Corporation	4.1
Pioneer Natural Resources Company	3.5
Telephone and Data Systems, Inc.	2.9
Liberty Media Holding Corporation - Capital	2.4
eBay, Inc.	1.4
Symantec Corporation	1.3
Discovery Holding Company	0.6
Corporate Bonds		4.0
Level 3 Communications, Inc.	4.0
Cash Reserves		2.8
Other Assets and Liabilities, net		0.3

		100.0%

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)

Shares			Value

Common Stock 92.9%
		Automobiles 4.8%
14,240,000		General Motors Corporation	$473,622,400
		Broadcasting and Cable 10.7%
1,231,596	*	Comcast Corporation – Class A	45,384,313
12,826,021	*	Comcast Corporation – Class A Special	472,125,833
27,842,500	*	The DIRECTV Group, Inc.	547,940,400

			1,065,450,546

		Construction Materials 4.7%
157,540		Cemex S.A.B. de C.V. (Foreign)	475,457
15,412,872		Cemex S.A.B. de C.V. ADS (Foreign)	463,619,190

			464,094,647

		Entertainment 7.8%
4,335,344	*	Discovery Holding Company – Class A	62,689,074
2,788,172	*	Liberty Media Holding Corporation - Capital Series A	233,007,534
15,489,800		The Walt Disney Corporation	478,789,718

			774,486,326

		Insurance Brokerage 5.0%
14,627,000		Aon Corporation	495,416,490
		Internet and Catalog Retail 4.6%
22,584,666	*	Liberty Media Holding Corporation - Interactive Series A	460,275,493
		Internet Services 1.4%
4,915,100	*	eBay, Inc.	139,392,236
		Multi-Industry 4.5%
12,547,570		Vivendi Universal, S.A. (Foreign)(c)	452,355,332
		Natural Resources 7.6%
14,165,000		Chesapeake Energy Corporation	410,501,700
8,784,400		Pioneer Natural Resources Company(b)	343,645,728

			754,147,428

		Property & Casualty Insurance 5.1%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)(c)	507,990,197
		Restaurants 4.9%
9,369,100		Yum! Brands, Inc.	487,661,655

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)

Shares			Value

		Software 1.3%
6,314,800	*	Symantec Corporation	$134,378,944
		Technology 14.2%
40,882,816	*	Dell Inc.	933,763,517
11,806,035		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	414,244,216
1,787,165		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	62,568,647

			1,410,576,380

		Telecommunications 11.9%
81,029,000	*	Level 3 Communications, Inc.(b)	433,505,150
26,547,900		Sprint Nextel Corporation	455,296,485
1,530,800		Telephone and Data Systems, Inc.	64,446,680
5,666,200		Telephone and Data Systems, Inc. – Special	231,464,270

			1,184,712,585

		Transportation 4.4%
3,998,600		FedEx Corporation(c)	434,567,848

		Total Common Stocks (Cost $6,906,649,588)	9,239,128,507

Principal
Amount

Corporate Bonds 4.0%
Telecommunications 4.0%
222,079,000	Level 3 Communications, Inc. 10% Convertible Senior Notes due 5-1-11 (Cost $222,079,000)(b)	396,411,015
Short-Term Obligations 2.8%
275,786,000	Repurchase Agreement with State Street Bank, 4.65% due 10-2-06, Repurchase price $275,892,867 (Collateralized by U.S. government securities)	275,786,000

Total Investments (Cost $7,404,514,588)(a)	99.7%	9,911,325,522
Other Assets and Liabilities, Net	0.3	29,392,728

Net Assets	100.0%	$9,940,718,250

Net asset value per share		$34.94

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $7,425,475,124. Net unrealized appreciation of $2,506,810,934 consists of unrealized appreciation and depreciation of $3,062,456,869 and $(555,645,935), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer.)
(c)	All or a portion designated as collateral for forward currency contracts.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 19% of net assets.

Partners Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain

248,348,000	Euro 11-29-06	$315,992,518	$5,749,766
18,026,000,000	Japanese Yen 10-4-06	152,695,750	4,348,411
14,312,000,000	Japanese Yen 11-29-06	122,190,064	8,682,849
23,337,000,000	Japanese Yen 3-20-07	202,179,733	3,173,875

		$793,058,065	$21,954,901

Intentionally Left Blank

(LOGO)

International Fund - MANAGEMENT DISCUSSION
Longleaf Partners International Fund gained 4.7% in the third quarter compared to a 3.9% gain for the EAFE Index. For the year-to-date, the Fund has advanced 8.6% versus the Index’s 14.5% rise but is approaching our absolute goal of inflation plus 10%.
Much of the year’s good performance has been attributable to the media related holdings in the portfolio including Shaw Communications, News Corp, and BSkyB. Although market sentiment has dramatically changed from disdain in 2005 to enthusiasm in 2006, these businesses have performed as we expected. Renault also has been among the Fund’s largest contributors this year, despite operating headwinds in both Europe and the U.S.
Dell has detracted meaningfully from year-to-date performance, and was down 7% in the third quarter. The company’s miscues have been well-documented, but its fundamentals as described in the Longleaf Semi-Annual Report remain intact. In addition, Dell’s customer service efforts have begun to show results. We believe that the overweight position will be extremely rewarding over the long run. The short-term negative sentiment on Dell, which worsened dramatically over the summer, is typical for a new Longleaf holding. If anything, this sentiment helps explain why “Mr. Market” has thrown Dell into the bargain bin.
In the third quarter Fairfax reversed some of its earlier decline and was the largest contributor to performance. The company has delivered steadily improving operating performance on both the investing and underwriting fronts. Insurance broker Willis, and Philips Electronics, which advanced after the sale of its semiconductor operations highlighted the undervaluation of its remaining businesses, also aided recent returns for Longleaf International.
Over the last three months we trimmed several positions as their prices grew closer to appraisal including Shaw Communications. Subsequent to quarter-end, we completed the sale of Shaw. Jim Shaw has been a wonderful partner to Southeastern and Longleaf twice in the firm’s history. We expect that he will continue to build value. Our investment discipline, however, dictates that we exit a position when no margin of safety remains between price and value. We hope to have the opportunity to partner with Jim Shaw again someday, and we are grateful to him. We began the purchase of one new position in the quarter, Ingersoll-Rand, a global manufacturer incorporated in Bermuda.
Given the extended bull market in international equities over the past few years, it appears incongruous that the Fund has reopened and is almost fully invested so near all-time market highs. We decided to reopen the International Fund in June when global markets were retreating and the list of qualifying opportunities was

International Fund - MANAGEMENT DISCUSSION
expanding. Fortunately we were able to make some investments before the markets rallied. We do not pretend that the portfolio’s cheapness compares with that of 1998 or 2003. On an objective level, the price-to-value ratio (P/V) has returned to the low-70%s and most existing holdings have moved out of reach to buy. At a subjective level, the fear that created opportunities in Asia in 1998 and worldwide in 2003 has been replaced by a risk appetite that seems to increase in the face of the wars and hedge fund blow-ups that historically coincided with market collapses.
Despite these factors, we are more excited about the quality of the portfolio than ever before. One reason relates to a review of the Fund’s country weightings, something we rarely perform because we buy each name on its own merits, not its locale. After Japan, the U.S.A. is the largest weighting. We did not intentionally initiate this shift. Many of the cheapest international businesses are based in the U.S. today. This starkly contrasts with 1998, when we started the Fund because domestic portfolios were nearly 1/3rd foreign and we had no place to hold the many non-U.S. based qualifiers that our research process uncovered. All other things being equal, we prefer to own international businesses that are subject to U.S. securities laws. We find it surprising, but perhaps reflective of the current market environment, that highly levered commodity producers based in countries with a demonstrated record of shareholder unfriendliness seem most in demand while U.S. companies with a strong overseas franchise are frequently ignored. We suspect that the tyranny of the indices is at play — many “have” to own the emerging markets players, while the U.S. company that does not fit neatly into a popular style, geography or industry quadrant frequently finds itself the only purchaser of its shares.
Our ability to seek out the best risk-adjusted opportunities, even when they do not fit into a “style box” depends on your support and long-term perspective. We appreciate both.

International Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2006

	International	Inflation	EAFE
	Fund	Plus 10%	Index

Year-to-Date	8.58%	10.03%	14.49%
One Year	11.79	12.06	19.16
Five Years	10.55	12.62	14.26
Since Public Offering 10/26/98	14.90	12.73	6.94
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted CPI-U is used for periods less than a full year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at September 30, 2006

		Net
		Assets

Common Stock		92.6%
Dell Inc.	8.4
The NipponKoa Insurance Company, Ltd.	7.3
Olympus Corporation	6.1
Renault S.A.	5.9
Nestle S.A.	5.3
Koninklijke Philips Electronics N.V.	5.1
Cemex S.A.B. de C.V. ADS	5.0
Vivendi Universal, S.A.	4.9
Millea Holdings, Inc.	4.9
The News Corporation	4.8
Cheung Kong Holdings Limited	4.7
Molson Coors Brewing Company	4.6
British Sky Broadcasting Group plc	4.5
Willis Group Holdings Limited	4.4
Yum! Brands, Inc.	4.3
Fairfax Financial Holdings Limited	3.8
KDDI Corporation	3.4
NTT DoCoMo, Inc.	2.1
Ingersoll-Rand Company Limited	2.0
Shaw Communications Inc.	1.1
Cash Reserves		6.4
Other Assets and Liabilities, net		1.0

		100.0%

PORTFOLIO CHANGES
January 1, 2006 through September 30, 2006

New Holdings	Eliminations

Cheung Kong Holdings Limited	Cemex S.A. de C.V.
Dell Inc.	SKY Perfect Communications Inc.
Ingersoll-Rand Company Limited

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)

Shares		Value

Common Stock 92.6%
	Automobiles 5.9%
1,597,000	Renault S.A. (France)(b)	$183,170,999
	Beverages 4.6%
2,089,600	Molson Coors Brewing Company (United States)(b)	143,973,440
	Broadcasting and Cable 10.4%
13,762,000	British Sky Broadcasting Group plc (United Kingdom)(b)	140,686,239
7,239,640	The News Corporation (United States)	149,426,170
1,121,000	Shaw Communications Inc. – Class B (Canada)	33,652,420

		323,764,829

	Construction Materials 5.0%
5,186,000	Cemex S.A.B. de C.V. ADS (Mexico)	155,994,880
	Food 5.3%
469,000	Nestle S.A. (Switzerland)	163,521,791
	Industrial Machinery 2.0%
1,629,000	Ingersoll-Rand Company Limited (Bermuda)	61,869,420
	Insurance Brokerage 4.4%
3,586,000	Willis Group Holdings Limited (United Kingdom)	136,268,000
	Medical and Photo Equipment 6.1%
6,405,000	Olympus Corporation (Japan)(b)	188,693,333
	Multi-Industry 4.9%
4,213,000	Vivendi Universal, S.A. (France)(b)	151,883,832
	Property & Casualty Insurance 16.0%
910,000	Fairfax Financial Holdings Limited (Canada)	118,068,796
4,198,000	Millea Holdings, Inc. (Japan)(c)	151,405,734
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	227,722,768

		497,197,298

	Real Estate 4.7%
13,723,000	Cheung Kong Holdings Limited (Hong Kong)	147,346,060
	Restaurants 4.3%
2,558,000	Yum! Brands, Inc. (United States)	133,143,900

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)

Shares			Value

		Technology 13.5%
11,382,751	*	Dell Inc. (United States)	$259,982,033
1,484,931		Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	52,102,512
3,038,269		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	106,369,798

			418,454,343

		Telecommunications 5.5%
17,163		KDDI Corporation (Japan)	106,937,295
41,647		NTT DoCoMo, Inc. (Japan)(b)	64,167,230

		Total Common Stocks (Cost $2,033,765,911)	171,104,525

			2,876,386,650

Principal
Amount

Short-Term Obligations 6.4%
99,984,000	Repurchase Agreement with State Street Bank, 4.65% due 10-2-06, Repurchase price $100,022,744 (Collateralized by U.S. government securities)	99,984,000
100,000,000	U.S. Treasury Bills, 4.57%-4.92% due 10-19-06 to 10-26-06	99,723,347

Total Short-Term Obligations	199,707,347

Total Investments (Cost $2,233,473,258)(a)	99.0%	3,076,093,997
Other Assets and Liabilities, Net	1.0	31,480,822

Net Assets	100.0%	$3,107,574,819

Net asset value per share	$ 18.85

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $842,620,739 consists of unrealized appreciation and depreciation of $909,482,441 and $(66,861,702), respectively.
(b)	All or a portion designated as collateral for foreign currency contracts.
(c)	Fair valued in accordance with procedures established by and under the general supervision of the Fund Trustees.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

International Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

77,387,000	British Pound 10-4-06	$144,900,662	$(9,126,718)
38,059,000	Canadian Dollar 10-4-06	34,052,395	(1,117,989)
51,280,000	Canadian Dollar 11-29-06	45,962,176	714,563
46,734,000	Canadian Dollar 3-20-07	42,028,585	24,488
83,930,000	Euro 11-29-06	106,790,681	1,943,152
11,700,000,000	Japanese Yen 10-4-06	99,109,080	2,822,391
17,502,000,000	Japanese Yen 11-29-06	149,424,993	10,618,168
28,046,000,000	Japanese Yen 12-28-06	240,419,822	5,863,449
5,557,000,000	Japanese Yen 3-20-07	48,142,982	755,762

		$910,831,376	$12,497,266

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	25.7%	23.8%
United States	23.9	22.1
France	11.7	10.8
United Kingdom	9.6	8.9
Switzerland	5.7	5.3
Netherlands	5.5	5.1
Mexico	5.4	5.0
Canada	5.3	4.9
Hong Kong	5.1	4.7
Bermuda	2.1	2.0

	100.0%	92.6

Cash, other assets and liabilities, net		7.4

		100.0%

Intentionally Left Blank

(LOGO)

Small-Cap Fund - MANAGEMENT DISCUSSION
Longleaf Partners Small-Cap Fund rose 8.4% in the third quarter, bringing the year-to-date return to 12.0%. These results far exceeded the absolute annual goal of inflation plus 10% as well as the Russell 2000 Index’s 0.4% rise in the quarter and 8.7% gain for 2006.
The Fund’s largest position, Level 3, appreciated over 20% during the last three months. The combined equity and bond holdings have driven the majority of the Fund’s successful results this year. Operating cash flow has grown as pricing declines have slowed. The company’s acquisitions have enabled Level 3 to broaden its offerings from wholesale fiber backbone access to direct customer connectivity in many metro areas. Our appraisal has grown, and we believe that given the business’ operating leverage, the pace of value growth will be substantial. As the low-cost producer, Level 3 is also well positioned to make value additive acquisitions in an industry that needs further consolidation.
Most of the Fund’s positions have helped returns. In addition to Level 3, Shaw Communications has played an important role this year. The stock’s 38% increase brought the price close to our appraisal of the company. We trimmed the position, which was the largest holding at the quarter’s outset, to help fund more undervalued opportunities. Subsequent to quarter-end, we completed the sale of Shaw. Jim Shaw has been a wonderful partner to Southeastern and Longleaf twice in the firm’s history. We expect that he will continue to build value. Our investment discipline, however, dictates that we exit a position when no margin of safety remains between price and value. We hope to have the opportunity to partner with Jim Shaw again someday, and we are grateful to him.
The only holding that meaningfully detracted from performance in the quarter and for the year-to-date was Pioneer Natural Resources. Although this year’s 15% stock retreat mirrored energy price declines, lower energy prices have not impacted our appraisal of the company’s oil and gas assets because the appraisal is not predicated on high near-term prices.
By selling Shaw and some Level 3 bonds, we added to a number of existing holdings that sold at steep discounts, particularly early in the quarter. In addition, we began purchasing three new businesses. In previous years we have owned Texas Industries, the cement and aggregate company, and are pleased to have a full position in the company again. Price was less cooperative in our attempts to build positions in Del Monte and Fair Isaac.
Because the steep price appreciation in the quarter outpaced the value growth at most companies in the Fund, the price-to-value ratio (P/V) rose slightly from the high-60%s to the low-70%s, even with the transactions that replaced higher

Small-Cap Fund - MANAGEMENT DISCUSSION
P/V holdings with lower ones. In spite of the P/ V increase, we believe that we have a solid foundation in place for successful long-term compounding given the quality of the businesses we own and the excellent management teams running them.

Small-Cap Fund - PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended September 30, 2006

	Small-Cap	Inflation	Russell 2000
	Fund	Plus 10%	Index

Year-to-Date	11.95%	10.03%	8.69%
One Year	16.83	12.06	9.92
Five Years	15.90	12.62	13.78
Ten Years	14.43	12.55	9.06
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted CPI-U is used for periods less than a full year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund - PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at September 30, 2006

		Net
		Assets

Common Stock		90.9%
Level 3 Communications, Inc.	8.0
Wendy’s International, Inc.	7.7
Olympus Corporation	5.6
Discovery Holding Company	5.4
Texas Industries, Inc.	5.3
Service Corporation International	5.0
Pioneer Natural Resources Company	4.7
Hilb, Rogal & Hobbs Company	4.7
Jacuzzi Brands, Inc.	4.5
Everest Re Group, Ltd.	4.3
IHOP Corp.	4.3
Potlatch Corporation	4.3
Molson Coors Brewing Company	4.2
Ruddick Corporation	3.9
Fairfax Financial Holdings Limited	3.6
PepsiAmericas, Inc.	3.5
Willis Group Holdings Limited	3.0
Del Monte Foods Company	2.1
Vail Resorts, Inc.	1.5
IDT Corporation	1.5
Shaw Communications Inc.	1.1
U.S.I. Holdings Corporation	1.0
Odyssey Re Holdings Corp.	0.9
Fair Isaac Corporation	0.8
Corporate Bonds		4.4
Level 3 Communications, Inc.	4.4
Cash Reserves		4.4
Other Assets and Liabilities, net		0.3

		100.0%

PORTFOLIO CHANGES
January 1, 2006 through September 30, 2006

New Holdings	Eliminations

  Del Monte Foods Company
Fair Isaac Corporation
IDT Corporation
IDT Corporation — Class B
* Level 3 Communications, Inc.,
  11.5% Senior Notes due 3-1-10
Texas Industries, Inc.
Wendy’s International, Inc.	Deltic Timber Corporation
Hasbro, Inc.
Hollinger International Inc.
* Level 3 Communications, Inc.,
  11% Senior Notes due 3-15-08
* Level 3 Communications, Inc.,
  9.125% Senior Notes due 5-1-08
Level 3 Communications, Inc.
  6% Convertible Subordinated   Notes due 3-15-10
Saks Incorporated
* Level 3 2008 Notes exchanged for 2010 maturity.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)

Shares			Value

Common Stock 90.9%
		Beverages 7.7%
1,981,000		Molson Coors Brewing Company(c)	$136,490,900
5,262,900		PepsiAmericas, Inc.	112,310,286

			248,801,186

		Broadcasting and Cable 1.1%
1,161,050		Shaw Communications Inc. – Class B (Foreign)	34,854,721
		Construction Materials 5.3%
3,244,800		Texas Industries, Inc.(b)	168,924,288
		Entertainment 5.4%
11,922,000	*	Discovery Holding Company – Class A	172,392,120
		Food 2.1%
6,382,600		Del Monte Foods Company	66,698,170
		Funeral Services 5.0%
17,247,600		Service Corporation International(b)	161,092,584
		Grocery – Retail 3.9%
4,823,500		Ruddick Corporation(b)	125,555,705
		Information Technology 0.8%
663,800		Fair Isaac Corporation	24,275,166
		Insurance Brokerage 8.7%
3,526,400		Hilb Rogal & Hobbs Company(b)	150,400,960
2,360,576	*	U.S.I. Holdings Corporation	31,985,805
2,513,000		Willis Group Holdings Limited (Foreign)	95,494,000

			277,880,765

		Manufacturing 4.5%
14,609,800	*	Jacuzzi Brands, Inc.(b)	145,951,902
		Medical and Photo Equipment 5.6%
6,149,000		Olympus Corporation (Foreign)	181,151,492
		Natural Resources 9.0%
3,869,000		Pioneer Natural Resources Company	151,355,280
3,702,022		Potlatch Corporation(b)	137,345,016

			288,700,296

		Property & Casualty Insurance 8.8%
1,421,800		Everest Re Group, Ltd. (Foreign)	138,668,154
886,000		Fairfax Financial Holdings Limited (Foreign)	114,954,894
843,800		Odyssey Re Holdings Corp.	28,503,564

			282,126,612

		Real Estate 1.5%
1,211,917	*	Vail Resorts, Inc.	48,500,918

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)

Shares			Value

		Restaurants 12.0%
2,978,100		IHOP Corp.(b)	$138,034,935
3,663,800		Wendy’s International, Inc.(c)	245,474,600

			383,509,535

		Telecommunications 9.5%
398,900	*	IDT Corporation	5,640,446
2,907,300	*	IDT Corporation – Class B	41,923,266
48,076,002	*	Level 3 Communications, Inc.	257,206,611

			304,770,323

		Total Common Stocks (Cost $2,383,364,696)	2,915,185,783

Principal
Amount

Corporate Bonds 4.4%
	Telecommunications 4.4%
18,534,000	Level 3 Communications, Inc., 6% Convertible Subordinated Notes due 9-15-09	16,750,102
119,900,000	Level 3 Communications, Inc., 11.5% Senior Notes due 3-1-10	123,796,750

	Total Corporate Bonds (Cost $97,863,334)	140,546,852

Short-Term Obligations 4.4%
92,549,000	Repurchase Agreement with State Street Bank, 4.65% due 10-2-06, Repurchase price $92,584,863 (Collateralized by U.S. government securities)	92,549,000
50,000,000	U.S. Treasury Bills, 4.69% due 11-24-06	49,655,375

Total Short-Term Obligations	142,204,375

Total Investments (Cost $2,623,432,405)(a)	99.7%	3,197,937,010
Other Assets and Liabilities, Net	0.3	10,772,007

Net Assets	100.0%	$3,208,709,017

Net asset value per share	$30.25

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,623,752,374. Net unrealized appreciation of $574,504,605 consists of unrealized appreciation and depreciation of $588,286,791 and $(13,782,186), respectively.
(b)	Affiliated issuer as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer.)
(c)	All or a portion designated as collateral for foreign currency contracts and swaps.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 18% of net assets.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at September 30, 2006 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain

28,027,000	Canadian Dollar 11-29-06	$25,120,552	$22,085
105,816,000	Canadian Dollar 12-28-06	94,926,534	668,450

		$120,047,086	$690,535

SWAP AGREEMENTS

		Underlying
		Notional
		Amount	Unrealized
Units	Agreement	at Value	Loss

4,861,796	Tim Hortons, Inc. expiring 10-11-07	$127,865,235	$(5,320,615)
100,000	Tim Hortons, Inc. - When Issued expiring 12-15-06	2,616,000	(94,770)

		$130,481,235	$(5,415,385)

Longleaf Partners Funds
FUND INFORMATION
The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.
Proxy Voting Policies and Procedures
A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).
Proxy Voting Record
Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.
Quarterly Portfolio Holdings
Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).
In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.
Fund Trustees
Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds
SERVICE DIRECTORY
Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 7:00 a.m. to 7:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.
CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PFPC
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800
PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Closed 7-16-04
Intl	LLINX	543069405	136	Open
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97